Amy M. Trombly, Esq.                              amy@tromblybusinesslaw.com



May 9, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

        Attn:   Mr. Mark P. Shuman

        Re:     On the Go Healthcare, Inc.
                Registration Statement on Form SB-2
                Filed on April 19, 2007
                File No. 333-140005

Dear Mr. Shuman:

I am securities counsel for On The Go Healthcare, Inc. (the "Company").   Set
forth below are the Company's responses to the comments of the staff of the Securities and Exchange Commission (the "Staff") in their letter dated
May, 8, 2007. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1.  We are currently unable to concur in your view that the offering proposed by Mr. Turk should not be viewed as a primary offering. We continue to evaluate your response to prior comment 1 of our letter dated April 9, 2007. Please provide the additional information requested below to assist us in our analysis.
            We note that the number of shares proposed to be offered for Mr. Turk's account remains very large in relation to the number of share issued and currently held by non-affiliates.


Response 1. The Company notes the Staff's comment.  As discussed in the response to Comment 2, the Company has issued more shares of common stock since its last response. Therefore, the number of shares proposed to be offered by Mr. Turk is no longer as significant when compared to the number of shares issued and currently held by non-affiliates.

            The Company respectfully notes that it replied to the Staff on April 19, 2007 and it waited until May 8, 2007 to receive the Staff's response to the outstanding three comments.
            The Company also understands the Staff is still considering the Company's response from April 19, 2007. The Company has provided the information requested in comment 2 below. The Company would also like to provide any further information the Staff needs to resolve the remaining open comments. However, the Company also respectfully asks the Staff to resolve the open comments in a timely manner and to the extent further open issues exist or the Staff needs additional information, the Company respectfully requests that a conference call be scheduled so the open issues can be resolved and the Staff and the Company can resolve the comments.

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Comment 2.  We note a substantial increase in the number of shares outstanding since the filing on the Form SB-2/A on March 20, 2007. In your response letter, please provide us with materially complete descriptions of the issuances of securities subsequent to those included and reported upon in the most recent balance sheet included in a periodic filing.

Response 2. On January 31, 2007, the Company had 6,606,779 shares of common stock outstanding, as reported in the balance sheet filed in its most recent 10-QSB. Since January 31, 2007, the Company has made the following issuances of common stock.


            Date of Issuance                Number of Shares Issued

            Balance on January 31, 2007             6,606,779
            February 7, 2007                        1,210,000
            February 20,2007                        2,000,000
            February 27,2007                        2,550,000
            March 6, 2007                           5,400,000
            March 16, 2007                         10,600,000
            April 5, 2007                          18,600,000
            April 19, 2007                          9,010,000
            April 26, 2007                         17,000,000

            Total Outstanding
            Shares as of May 9, 2007               72,976,779

            All of the shares listed above were issued to either employees or consultants and were registered on Form S-8. Additionally, as of May 9, 2007, Stuart Turk holds 670,559 shares of common stock.
            Mr. Turk is registering 11,080,334 shares on behalf of himself and 11,833,400 on behalf of Cellular Connection, an entity he controls, for a total of 22,913,734 shares. As of May 9, 2007, these shares represent 31.4% of the outstanding shares and 31.7% of the outstanding shares held by non-affiliates.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                                   Regards,


                                   /s/ Amy M. Trombly
                                   ---------------------
                                   Amy M. Trombly
                                   Counsel for On The Go Healthcare, Inc.


cc:     On The Go Healthcare, Inc.


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